SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

September 30, 2008

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Press release of Ecopetrol S.A. dated September 30,2008 announcing its finding of hydrocarbons at the Lisama North-1 Well

ENERGÍA PARA EL FUTURO

Ecopetrol Finds Hydrocarbons at the Lisama
North-1 Well

Ecopetrol confirmed the presence of hydrocarbons (crude oil and natural gas) at the Lisama North-1 well located in of the municipality of San Vicente de Chucuri, Santander.

The Lisama North Discovery is part of ECOPETROL S.A.’s strategy to explore areas surrounding existing production wells, where exploration risk is lower.

The field is part of the Lisama-Nutria Agreement entered into in October 2007 between  The Agencia Nacional de Hidrocarburos (ANH) and Ecopetrol, which covers 40.186 hectares in the basin of the Mid- Magdalena Valley.

The well reached a final depth of 10.639 feet. The initial production tests were performed at 10.100-10.132 feet, on a sandstone level towards the basement of the Lisama Formation.

The well flowed naturally, producing 37.3° API crude oil and natural gas, with a flow rate of nearly 200 barrels of oil per day, and 250.000 cubic feet of gas per day and zero water content.

Given its proximity to the Lisama field infrastructure, additional production tests will be conducted in the upcoming months to establish the potential reserves of the new reservoir.

Investor Contact: Claudia Aldana

Investor Relations Officer, Ecopetrol

+57 1 234 3233

Claudia.Aldana@ecopetrol.com.co

Media Contact: Mauricio Tellez

Corporate Communications Director, Ecopetrol

+57 1 234 4329 (office)

+57 310 6180726 (mobile)

Mauricio.Tellez@ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 30, 2008

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer